Mail Stop 4561

January 16, 2007

Mr. Donald G. Hildebrand
President and Chief Executive Officer
Geovax Labs, Inc.
1256 Briarcliff Road, N.E.
Emtech Bio Suite 500
Atlanta, Georgia 30306

> **Re:** **Geovax Labs, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **File No. 000-52091**

Dear Mr. Hildebrand:

We have reviewed the above referenced filing and your response letter dated December 19, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Notes to Interim Consolidated Financial Statements

Note 2. Stock-Based Compensation, page 6

1. We note from your response to prior comment number 2 that you are restating your financial statements for the nine-month period ended September 30, 2006 to adopt SFAS 123(R) using the prospective method instead of the modified-prospective method. We further note your disclosure of the restatement on pages 5 and 6 of your Form 10-Q/A for the quarterly period ended September 30, 2006. Please revise to disclose the effect of the correction on each financial statement line item for each prior period presented pursuant to paragraph 26.a of SFAS 154. In addition, please consider disclosing the periods that

have been restated on the face of your financial statements. This can be accomplished by identifying the financial statement columns that have been restated on the face of your financial statements.

2.   Your response to prior comment number 2 also indicates that you have concluded your previously issued financial statements for the nine-month period ended September 30, 2006 can be relied upon and therefore you do not believe you are required to file an Item 4.02 Form 8-K. Please provide us with your analysis supporting this conclusion. If it is not already included in your prepared analysis, please tell us how you considered the fact that your net loss for the nine-months ended September 30, 2006 was overstated by approximately 18% in your previously issued financial statements when arriving at this conclusion. That is, clarify how you determined that your previously issued financial statements can be relied upon when they contain a material error that has to been corrected by restating the financial statements. If you conclude that your financial statements for the nine-month period ended September 30, 2006 cannot be relied upon due to the existence of this material error, please file an Item 4.02 Form 8-K.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief